Exhibit 99.2

PETRUS SECURITIES, L.P.

2300 West Plano Parkway

Plano, Texas 75075

(972) 535-1900

Fax: (972) 767-1496

July 19, 2016

Board of Directors

Hill International, Inc.

c/o William H. Dengler, Jr., Corporate Secretary

One Commerce Square

2005 Market Street

17th Floor

Philadelphia, PA 19103

Ladies and Gentlemen,

Petrus Securities, L.P. (“Petrus”), one of the largest shareholders of Hill International, Inc. (“Hill”) with a 5% stake, intends, at the Hill 2016 Annual Meeting, to vote for the board nominees and proposals supported by Bulldog Investors, LLC as soliciting shareholder for Full Value Partners, L.P. (“Full Value”). This letter will explain the course of events that has brought us to this decision.

We are “passivists” not activists. Petrus has never before felt a need to send a letter like this one. Our goal is to be a long-term investor in quality businesses that are operated by capable, shareholder-oriented managers. We particularly like to invest in such businesses when they are suffering from temporary headwinds. In the case of Hill, headwinds arrived in 2014, when the company had to quickly find new lenders and complete an equity offering in difficult market conditions. Petrus stepped in and helped complete those transactions, including signing up for more than 20% of the equity offering. We have been shareholders since then.

Last summer, we were contacted by Hill’s CEO, David Richter, and by a dissident shareholder in connection with the 2015 proxy contest. We faced a conflict between our general wariness of activists who may not represent the interests of long-term investors like us, and our specific concerns about performance and governance at Hill. We spoke informally with a few other shareholders and learned that they had similar concerns (detailed later in this letter). We informed David Richter that we could not vote to support the status quo. Days before the vote, Mr. Richter proposed an alternative: we vote against the two dissident nominees and the Company would voluntarily add a new director to be identified by Petrus and a new director to be identified by another large shareholder. At the time, we believed that highly capable new directors, added via a consensual process, could be more effective change agents than the dissident nominees. Given our concerns about compensation decisions made by incumbent directors, however, we insisted that the new directors serve on the compensation committee, which had three members. If compensation drives behavior, we wanted strong, experienced, business executives driving compensation.

Relying on Mr. Richter and the board’s commitment, Petrus voted for the company nominees last August. We understand that two other large shareholders, representing approximately 12% of the outstanding shares, took similar actions. These votes represented more than the margin of decision: but for the last-minute support, both of the incumbent directors would have been defeated and replaced. Subsequently, we and the other large shareholder each recruited a highly skilled executive who joined the board. Both new directors have experience leading services businesses larger and far more profitable than Hill.

Despite the injection of fresh blood, we have been disappointed by the lack of progress on the concerns described below. It appears that management considers shareholders a nuisance — like quacking ducks that should be fed just enough to shut them up. For example, when we talked with the CEO last summer, the compensation committee had three members and we insisted that the new directors occupy two of the seats. Every outside shareholder we had spoken with believed that the incumbent members of that committee had failed to represent the interests of non-management shareholders. To our surprise, after the two new directors joined the Board, the Company decided to expand the committee to five seats, ensuring that the prior members could block changes. This was not our understanding last summer, but, more importantly, it reflects a disconnect between management and the will of most shareholders. The shareholder message of last summer was not received or accepted, indicating that more change at the Board level is needed.

Our concerns and issues with Hill include the following:

1. Financial Performance. Hill first became a public company in 2006. It has reported public results for ten years: 2006 – 2015. For those ten years in aggregate Hill has lost money, with a cumulative reported GAAP net loss of $4 million. Hill is in a fee for services business; it is not a biotech working on a cancer cure. Services businesses should be profitable almost every year, and certainly every decade. For comparison, every other company in Hill’s self-selected “peer group” of companies from the last two proxy statements has generated profits over the same period. We abhor short-term thinking in business, but it is hard to excuse a service business that cannot make money over the course of a decade. Not surprisingly, Hill’s stock price plummeted almost 40% from where it began trading publicly in 2006 (and more than 80% from its all-time high) through March 10, 2016, the date of the filing of the Full Value materials.

2. Pursuit of Growth that Brings Huge Risks and No Profits. Hill’s consulting fee revenues have grown, increasing from $63 million in 2004 to $631 million in 2015. As noted above, this growth has come without profits. Growth has, however, come with large risks. In pursuit of growth, Hill has taken on more and more work in unstable regions like the Middle East and Africa. Over the same period, MEA revenue increased from 21% of consulting fee revenue to 53%. Companies that operate in those regions know that it is easier to book business than to get paid. That has certainly been the experience of Hill. First, the company was forced to restate its financial reports and recognize large losses last fall as a result of its operations in Libya. Then, on March 7th, 2016, the Company surprised the market with another announcement of problems with its reporting of accounts receivable.

3. Compensation. It has been difficult to detect any culture of pay-for-performance at Hill. During Hill’s ten years reported as a public company (2006-2015), while shareholders endured losses, Hill paid the current CEO and his father, the current Chairman Irvin Richter, $40 million. Strike one. When Irvin Richter stepped down as CEO at the end of 2014, the Board awarded him a five-year contract that requires no specified amount of work and no actual services. (In fact, fewer than three months after signing the lucrative new contract, Irvin Richter became the CEO of another public company, apparently without perceiving any need to even inform the Hill board!) This contract for nothing will cost Hill more than $8 million over its five-year term. Strike two. Then the Board also decided to pay Irvin Richter an additional $1,175,512 because he claimed that he hadn’t used his allotted vacation time. This despite the fact that Mr. Richter had a second home in Florida, far from Hill’s less sunny headquarters in New Jersey. Strike three.

In conclusion, we have been disappointed with the performance and governance of the Company. We believe that there are many steps that could be taken to increase long-term value. The existing Board and management, however, show no inclination to take those steps. After we purchased our initial shares in 2014, we went to visit the Company in New Jersey. At our meeting, we asked David Richter whether it made sense for Hill to be a public company in light of its modest market capitalization and the high costs of being public. He responded that he wanted to stay public because (a) his family could not afford to buy out the other 75% of the Company; and (b) if a private equity investor took Hill private, then he would have a boss. After ten long years of losing money while paying even more money to the Richters, we respectfully suggest that the CEO of this Company needs a boss, in the form of a truly independent Board that represents all shareholders. We therefore intend to vote for the nominees and proposals from Full Value.

We would welcome the opportunity to discuss these matters with members of the Board. We all know that Hill can and should be better.

Sincerely,

/s/ Steven Blasnik
Petrus Securities, L.P.
By: Steven Blasnik, President